                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                   FORM U5B

                      Filed pursuant to Section 5 of the
                  Public Utility Holding Company Act of 1935




                              AGL RESOURCES INC.
                              ------------------
                              Name of Registrant




              Name, Title And Address Of Officer To Whom Notices
       And Correspondence Concerning This Statement Should Be Addressed

                                 Paul Shlanta
                   Senior Vice President and General Counsel
                              AGL Resources Inc.
                  817 West Peachtree Street, N.W., 10th floor
                               Atlanta, GA 30308

                            REGISTRATION STATEMENT

The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935.

1.       Exact name of registrant:
         AGL Resources Inc.

2.       Address of principal executive offices:
         817 West Peachtree Street, N.W., 10th floor
         Atlanta, GA  30308

3.       Name and address of chief accounting officer:
         Donald P. Weinstein
         Senior Vice President and Chief Financial Officer

4. Furnish the following information as to the registrant and each subsidiary company thereof:

                 Name of Company                   Form of          Country or                    Type of Business
                                                Organization      U.S. State of
                                                                   Organization
AGL Resources Inc.                               Corporation          Georgia        Holding company
     Atlanta Gas Light Company                   Corporation          Georgia        Gas utility company
         Georgia Engine Sales and Service Co     Corporation          Georgia        Inactive
         AGL Rome Holdings, Inc.                 Corporation          Georgia        Owns property associated with former
                                                                                     manufactured gas plant ("MGP") site in Rome, GA
         AGL Macon Holdings, Inc.                Corporation          Georgia        Owns property associated with former MGP site
                                                                                     in Macon, GA
     Chattanooga Gas Company                     Corporation          Tennessee      Gas utility company
     AGL Energy Services, Inc.                   Corporation          Georgia        Provides gas supply and asset management
                                                                                     services
         Georgia Gas Company                     Corporation          Georgia        Inactive
         Peachtree Pipeline Company              Corporation          Georgia        Inactive
     Atlanta Gas Light Services, Inc.            Corporation          Georgia        Inactive
     Georgia Natural Gas Company                 Corporation          Georgia        Owns TES, Inc. and an interest in SouthStar
                                                                                     Energy Services LLC
         TES, Inc.                               Corporation          Georgia        Inactive
         SouthStar Energy Services LLC           L.L.C.               Delaware       Markets natural gas and related services
     Georgia Natural Gas Services, Inc.          Corporation          Georgia        Inactive
     AGL Investments, Inc.                       Corporation          Georgia        Intermediate holding company
         AGL Consumer Services, Inc.             Corporation          Georgia        Markets energy-related consumer services
         AGL Gas Marketing, Inc.                 Corporation          Georgia        Inactive
         AGL Power Services, Inc.                Corporation          Georgia        Inactive
         Georgia Energy Company                  Corporation          Georgia        Inactive
         Trustees Investments, Inc.              Corporation          Georgia        Owns Trustees Gardens, a residential and
                                                                                     retail development in Savannah, GA,
                                                                                     associated with a former MGP site
         AGL Energy Wise Services, Inc.          Corporation          Georgia        Inactive
         Utilipro, Inc.                          Corporation          Georgia        Sells integrated customer care solutions and
                                                                                     billing services to energy marketers
              Utilipro International, Inc.       Corporation          Georgia        Inactive
              Utilipro Canada Company            Corporation          Nova Scotia,   Inactive
                                                                      Canada
         AGL Propane Services, Inc.              Corporation          Delaware       Holds a limited partnership interest in US

                                                                                     Propane LP
              U.S. Propane, L.P.                 Limited Partnership  Delaware       Holds stock of Heritage Holdings, Inc.
                  Heritage Holdings, Inc.        Corporation          Delaware       The general partner of Heritage Propane
                                                                                     Partners, LP, a Master Limited Partnership
         AGL Energy Corporation                  Corporation          Delaware       Owns interest in US Propane, LLC

              U.S. Propane, L.L.C.               L.L.C.               Delaware       The general partner of U.S. Propane, L.P.
         AGL Networks, LLC                       L.L.C.               Delaware       Telecommunications company (currently in
                                                                                     start up phase)
     AGL Interstate Pipeline Company             Corporation          Georgia        Owns 50% interest in Cumberland Gas Pipeline
                                                                                     Company
         Cumberland Gas Pipeline Company         General Partnership  Delaware       Inactive
     AGL Peaking Services, Inc.                  Corporation          Georgia        Owns 50% interest in Etowah LNG Company, LLC
         Etowah LNG Company, LLC                 L.L.C.               Delaware       Formed to construct, own, and operate a
                                                                                     liquefied natural gas peaking facility,
                                                                                     currently inactive
     AGL Services Company                        Corporation          Georgia       Service entity
     AGL Capital Corporation                     Corporation          Nevada        Financing company
     Virginia Natural Gas, Inc.                  Corporation          Virginia      Gas utility company

                                   BUSINESS

5.   Describe briefly:

     a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

          AGL Resources Inc. ("AGL Resources") is a registered holding company pursuant to the requirements of the Public Utility Holding Company Act of 1935. AGL Resources has three public utility subsidiaries:

               .    Atlanta Gas Light Company ("AGLC");

               . Virginia Natural Gas, Inc. ("VNG") - acquired effective October 1, 2000; and

               .    Chattanooga Gas Company ("Chattanooga").

          AGLC conducts its primary business, the distribution of natural gas, in Georgia including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta. AGLC provides intrastate delivery service through its pipeline system to approximately 1.5 million end-use customers in Georgia. AGLC has exited the natural gas sales function pursuant to Georgia's 1997 Natural Gas Competition and Deregulation Act. The Georgia Public Service Commission ("GPSC") regulates AGLC's delivery of natural gas with respect to delivery rates, safety, access to AGLC's system, and quality of service for all aspects of delivery service. VNG distributes natural gas to approximately 230,000 customers in the Hampton Roads region of Virginia. The Virginia State Corporation Commission ("VSCC") regulates VNG. Chattanooga distributes natural gas to approximately

          56,000 customers in the Chattanooga and Cleveland areas of Tennessee. The Tennessee Regulatory Authority ("TRA") regulates Chattanooga.

          As of September 30, 2000, AGL Resources owned or had an interest in the following non-utility businesses:

               . AGL Energy Services, Inc. ("ALGE"), a nonregulated gas supply services company, manages gas supply assets for regulated operations and secures gas supply services for unregulated operations and other unaffiliated retail gas marketers;

               . SouthStar Energy Services LLC ("SouthStar"), a joint venture among a subsidiary of AGL Resources and subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name Georgia Natural Gas Services;

               . AGL Investments, Inc., which manages certain non-utility businesses including:

                    . AGL Propane Services, Inc. ("Propane") has a 22.36% ownership interest in US Propane LLC ("US Propane"). US Propane owns 34% of Heritage Propane Partners ("Heritage Propane") which engages in the sale of propane and related products and services in 28 states;

                    . Utilipro, Inc. ("Utilipro"), in which AGL Resources has a 91.74% ownership interest and which engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States; and

                    . AGL Networks, LLC ("AGL Networks"), which will install, and lease to third-party operators, conduit and fiber optic cable. AGL Networks was incorporated on August 15, 2000 for the purpose of partnering with other telecommunication companies to serve Atlanta's rapidly growing demand for high-speed network capacity.

               . AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility; and

               . AGL Capital Corporation, which was established to finance the acquisition of VNG, refinance existing short-term debt and provide working capital to AGL Resources and its subsidiaries through a commercial paper program and other debt facilities.

     b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

          Omitted by permission of the staff.


                                   PROPERTY

6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and

     (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

     The utility's properties consist primarily of distribution systems and related facilities and local offices serving 237 cities and surrounding areas in the State of Georgia and 12 cities and surrounding areas in the State of Tennessee. As of September 30, 2000, AGLC had 27,720 miles of mains and approximately 5,950,000 Mcf of LNG storage capacity in three LNG plants to supplement the gas supply in very cold weather or emergencies. As of September 30, 2000, Chattanooga had 1,450 miles of mains and approximately 1,080,000 Mcf of LNG storage capacity in its LNG plant. At September 30, 2000, the utility's gross utility plant amounted to approximately $2.4 billion.

     At September 30, 2000, AGL Resources' gross non-utility property amounted to approximately $88 million.

     Effective October 1, 2000, AGL Resources acquired all of the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. The acquisition was accounted for as a purchase for financial accounting purposes and as a result, VNG's operations were consolidated with AGL Resources beginning October 1, 2000. As of October 1, 2000, VNG had 3,847 miles of mains and approximately 5 million gallons of propane in two propane air peak shaving plants. Additionally, VNG owns and operates 155 miles of intrastate transmission pipeline consisting of 80 miles of 24-inch steel pipe ("Joint-Use Pipeline") and 75 miles of 16-inch steel pipe ("VNG Lateral Pipeline"). VNG contractually operates and maintains a Virginia Electric and Power Company ("Virginia Power") 16-mile, 18-inch diameter intrastate pipeline that connects its Chesterfield and Darbytown Power Stations with VNG's Joint-Use Pipeline at Mechanicsville, Virginia.

                            INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

     The information requested in Item 7 is provided for the fiscal year ended September 30, 2000. Sales and transport volumes are presented in millions of therms.

                                                           Electric Energy           Gas
     Total Annual Sales                                    Kwh                       Millions of Therms
     AGL Resources (includes gas sold and
     transported by AGLC and Chattanooga, plus
     gas delivered to end-use customers by AGLC
     on behalf of certificated marketers.)                 none                      1,727.5


                                   Electric Energy                    Gas
     Interstate Transactions            kwh                   Millions of Therms

     Georgia
     Delivered out of state             none                            0
     Received from out of state         none                        1,812.0

     Tennessee

     Delivered out of state             none                           13.5
     Received from out of state         none                          142.6


                            SECURITIES OUTSTANDING


8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                  FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).

     As Of Date:  September 30, 2000

     By permission of the Staff, Columns E-I have been omitted.

     Column A                Column B                                     Column C          Column D
      Name of              Title of Issue                                  Amount          Amount Issued
      Obligor                                                             Authorized       Less Retired
     AGLC      8.90% Medium-Term Notes, Series A, Due 2/15/01 (a)          $15,000,000          $15,000,000
     AGLC      8.90% Medium-Term Notes, Series A, Due 2/15/01 (a)          $ 5,000,000          $ 5,000,000
     AGLC      9.10% Medium-Term Notes, Series A, Due 2/01/21 (a)          $30,000,000          $30,000,000
     AGLC      8.20% Medium-Term Notes, Series B, Due 4/01/02 (b)          $45,000,000          $45,000,000
     AGLC      8.70% Medium-Term Notes, Series B, Due 4/01/22 (b)          $25,000,000          $25,000,000
     AGLC      8.55% Medium-Term Notes, Series B, Due 4/15/22 (b)          $ 6,000,000          $ 6,000,000
     AGLC      8.55% Medium-Term Notes, Series B, Due 4/01/22 (b)          $ 5,000,000          $ 5,000,000
     AGLC      8.55% Medium-Term Notes, Series B, Due 5/13/22 (b)          $10,000,000          $10,000,000
     AGLC      8.40% Medium-Term Notes, Series B, Due 6/05/12 (b)          $ 5,000,000          $ 5,000,000
     AGLC      8.30% Medium-Term Notes, Series B, Due 6/19/12 (b)          $ 5,000,000          $ 5,000,000
     AGLC      8.30% Medium-Term Notes, Series B, Due 7/01/12 (b)          $ 5,000,000          $ 5,000,000
     AGLC      7.55% Medium-Term Notes, Series B, Due 11/19/02 (b)         $15,000,000          $15,000,000
     AGLC      7.45% Medium-Term Notes, Series B, Due 11/26/02 (b)         $ 5,000,000          $ 5,000,000
     AGLC      7.50% Medium-Term Notes, Series B, Due 12/02/02 (b)         $10,000,000          $10,000,000
     AGLC      7.75% Medium-Term Notes, Series B, Due 12/15/04 (b)         $ 5,000,000          $ 5,000,000

     AGLC       7.65% Medium-Term Notes, Series B, Due 12/15/02 (b)           $ 4,000,000          $ 4,000,000
     AGLC       7.65% Medium-Term Notes, Series B, Due 12/10/02 (b)           $ 4,000,000          $ 4,000,000
     AGLC       7.75% Medium-Term Notes, Series B, Due 12/10/04 (b)           $ 5,000,000          $ 5,000,000
     AGLC       7.60% Medium-Term Notes, Series B, Due 12/15/04 (b)           $ 3,500,000          $ 3,500,000
     AGLC       7.50% Medium-Term Notes, Series B, Due 12/16/02 (b)           $ 5,000,000          $ 5,000,000
     AGLC       7.60% Medium-Term Notes, Series B, Due 12/15/04 (b)           $10,000,000          $10,000,000
     AGLC       7.60% Medium-Term Notes, Series B, Due 12/15/04 (b)           $ 5,000,000          $ 5,000,000
     AGLC       7.50% Medium-Term Notes, Series B, Due 12/16/02 (b)           $ 5,000,000          $ 5,000,000
     AGLC       7.60% Medium-Term Notes, Series B, Due 12/23/04 (b)           $ 5,000,000          $ 5,000,000
     AGLC       8.25% Medium-Term Notes, Series B, Due 1/04/23 (b)            $25,000,000          $25,000,000
     AGLC       8.10% Medium-Term Notes, Series B, Due 1/26/23 (b)            $ 2,000,000          $ 2,000,000
     AGLC       7.97% Medium-Term Notes, Series B, Due 2/06/23 (b)            $10,000,000          $10,000,000
     AGLC       7.97% Medium-Term Notes, Series B, Due 2/06/23 (b)            $ 5,000,000          $ 5,000,000
     AGLC       7.90% Medium-Term Notes, Series B, Due 2/23/23 (b)            $ 5,000,000          $ 5,000,000
     AGLC       7.70% Medium-Term Notes, Series B, Due 3/01/23 (b)            $ 5,000,000          $ 5,000,000
     AGLC       7.45% Medium-Term Notes, Series B, Due 3/05/14 (b)            $ 2,170,000          $ 2,170,000
     AGLC       7.35% Medium-Term Notes, Series B, Due 3/15/13 (b)            $ 5,000,000          $ 5,000,000
     AGLC       7.50% Medium-Term Notes, Series B, Due 4/02/13 (b)            $ 1,000,000          $ 1,000,000
     AGLC       7.55% Medium-Term Notes, Series B, Due 4/16/13 (b)            $12,330,000          $12,330,000
     AGLC       5.90% Medium-Term Notes, Series C, Due 10/06/03 (c)           $30,000,000          $30,000,000
     AGLC       6.00% Medium-Term Notes, Series C, Due 10/23/06 (c)           $10,000,000          $10,000,000
     AGLC       6.85% Medium-Term Notes, Series C, Due 10/26/23 (c)           $ 2,000,000          $ 2,000,000
     AGLC       7.05% Medium-Term Notes, Series C, Due 12/02/13 (c)           $24,500,000          $24,500,000
     AGLC       6.55% Medium-Term Notes, Series C, Due 12/07/05 (c)           $42,000,000          $42,000,000
     AGLC       7.20% Medium-Term Notes, Series C, Due 12/09/13 (c)           $ 5,250,000          $ 5,250,000
     AGLC       7.10% Medium-Term Notes, Series C, Due 12/13/13 (c)           $ 1,000,000          $ 1,000,000
     AGLC       7.20% Medium-Term Notes, Series C, Due 12/13/13 (c)           $20,000,000          $20,000,000
     AGLC       7.00% Medium-Term Notes, Series C, Due 1/21/14 (c)            $ 5,000,000          $ 5,000,000
     AGLC       7.00% Medium-Term Notes, Series C, Due 1/18/19 (c)            $ 5,000,000          $ 5,000,000
     AGLC       7.10% Medium-Term Notes, Series C, Due 1/18/19 (c)            $38,500,000          $38,500,000
     AGLC       7.00% Medium-Term Notes, Series C, Due 1/27/15 (c)            $11,250,000          $11,250,000
     AGLC       6.55% Medium-Term Notes, Series C, Due 11/20/26 (c)           $10,000,000          $10,000,000
     AGLC       6.55% Medium-Term Notes, Series C, Due 11/20/26 (c)           $10,000,000          $10,000,000
     AGLC       6.55% Medium-Term Notes, Series C, Due 11/20/26 (c)           $10,000,000          $10,000,000
     AGLC       7.20% Medium-Term Notes, Series C, Due 7/17/17 (c)            $20,000,000          $20,000,000
     AGLC       7.20% Medium-Term Notes, Series C, Due 7/17/17 (c)            $ 2,000,000          $ 2,000,000
     AGLC       7.30% Medium-Term Notes, Series C, Due 7/15/27 (c)            $33,500,000          $33,500,000
     AGLC       7.30% Medium-Term Notes, Series C, Due 7/15/27 (c)            $10,000,000          $10,000,000
     AGLC       7.30% Medium-Term Notes, Series C, Due 7/15/27 (c)            $10,000,000          $10,000,000

     Medium-term notes Series A, Series B, and Series C were issued under an Indenture dated December 1, 1989.

     (a) The total principal amount authorized for Series A was $125 million, of which $75 million was issued in fiscal 1990 and $50 million was issued in fiscal 1991. As of September 30, 2000, $50 million was outstanding.

         (b) The total principal amount authorized for Series B was $300 million. $106 million was issued in fiscal 1992 and $194 million was issued in fiscal 1993. As of September 30, 2000, $260 million was outstanding.

         (c) The total principal amount authorized for Series C was $300 million. $194.5 million was issued in fiscal 1994 and $105.5 million was issued in fiscal 1997. As of September 30, 2000, $300 million was outstanding.


                                 CAPITAL STOCK

         (b) For each class of capital stock including certificates of beneficial interest give information in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

         As Of Date:  September 30, 2000

         By permission of the Staff, Columns G-J have been omitted.

------------------------------------------------------------------------------------------------------------------------------------
Column A                 Column B              Column C               Column D              Column E              Column F
------------------------------------------------------------------------------------------------------------------------------------
Name of Issuer           Title of Issue        Amount                 Amount                Additional            Amount Issued
                                               Authorized by          Reserved for          Amount                (Col. C Less
                                               Charter                Options,              Unissued              Cols. D and E)
                                                                      Warrants,
                                                                      Conversions &
                                                                      Other Rights
------------------------------------------------------------------------------------------------------------------------------------
AGL Resources            Common Stock, $5         750,000,000           8,763,359             687,213,848                 57,813,048
Inc. (a)                 Par                                                                                            $289,065,240
------------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       Class A Preferred          1,000,000                   0               1,000,000                          0
                         Stock
------------------------------------------------------------------------------------------------------------------------------------
Atlanta Gas Light        Common Stock, $5 Par     100,000,000                   0              44,647,585                 55,352,415
Company                                                                                                                 $276,762,075
------------------------------------------------------------------------------------------------------------------------------------
AGL Rome                 Common Stock                    1000                   0                     900                        100
Holdings, Inc.                                                                                                                  $100
------------------------------------------------------------------------------------------------------------------------------------
Chattanooga Gas          Common Stock, no par       1,000,000                   0                 990,000                     10,000
Company                                                                                                                      $10,000
------------------------------------------------------------------------------------------------------------------------------------
AGL Energy Services,     Common Stock                   1,000                   0                     900                        100
Inc.                                                                                                                            $100
------------------------------------------------------------------------------------------------------------------------------------
Georgia Natural Gas      Common Stock, no par           1,000                   0                     900                        100
Company                                                                                                                      $75,000
------------------------------------------------------------------------------------------------------------------------------------
AGL Investments, Inc.    Common Stock, $0.01                                    0                                                  1
                         Par
------------------------------------------------------------------------------------------------------------------------------------
AGL Consumer Services,   Common Stock, $0.01            1,000                   0                     900                        100
Inc.                     Par                                                                                                    $100
------------------------------------------------------------------------------------------------------------------------------------
Trustees Investments,    Common Stock, $1 Par          10,000                   0                   9,500                        500
Inc.                                                                                                                            $500
------------------------------------------------------------------------------------------------------------------------------------
Utilipro, Inc.           Series A                   4,200,000                   0                                            700,000
                         Convertible                                                                                        $700,000
                         Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Utilipro, Inc.           Common Stock                   10,000,000                      0              9,937,000              63,000
                                                                                                                             $63,000
------------------------------------------------------------------------------------------------------------------------------------
AGL Propane Services,    Common Stock, no par                  100                      0                      0                 100
Inc.                                                                                                                            $100
------------------------------------------------------------------------------------------------------------------------------------
AGL Energy Corporation   Common Stock, no par                  100                      0                      0                 100
                                                                                                                                $100
------------------------------------------------------------------------------------------------------------------------------------
AGL Interstate           Common Stock                        1,000                      0                    900                 100
Pipeline Company                                                                                                                $100
------------------------------------------------------------------------------------------------------------------------------------
AGL Peaking Services,    Common Stock                        1,000                      0                    900                 100
Inc.                                                                                                                            $100
------------------------------------------------------------------------------------------------------------------------------------
AGL Capital Corporation  Common Stock, $0.01                10,000                      0                  9,000               1,000
                         Par                                                                                                     $10
------------------------------------------------------------------------------------------------------------------------------------

         (a) As of September 30, 2000, AGL Resources had 3,790,255 shares held in treasury and trust at $66,211,114. Total shares outstanding as of September 30, 2000, was 54,022,793 with a par value of $289,065,240 and a book value of $487,593,210.

                            CONTINGENT LIABILITIES

         (c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

         Information with respect to contingent liabilities is set forth in Note 10 to Consolidated Financial Statements in the Annual Report to Shareholders for the fiscal year ended September 30, 2000, and is provided as Exhibit F-2.

                               OTHER SECURITIES

         (d) A statement of the amount of warrants, rights, or other options of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances that mature within nine months.

         AGL Resources sponsors the Retirement Savings Plus ("RSP") Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, AGL Resources made matching contributions to participant accounts of $3.0 million in fiscal 2000. Information with respect to the RSP Plan is set forth in AGL Resources' Registration Statement Nos. 333-26961 and 333-86983 and is incorporated herein by reference.

         AGL Resources' Nonqualified Savings Plan ("NSP"), an unfunded, nonqualified plan similar to the RSP Plan, established on July 1, 1995, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. AGL Resources' contributions to the NSP during fiscal 2000 were not significant. Information with respect to the NSP is set forth in Atlanta Gas Light Registration Statement No. 33-62155 and AGL Resources Registration Statement No. 333-26963 and is incorporated herein by reference.

AGL Resources' Long-Term Incentive Plan ("LTIP"), provides for grants of performance units, restricted stock and incentive and nonqualified stock options to key employees. The LTIP currently authorizes the issuance of up to 2.8 million shares of AGL Resources' common stock. AGL Resources also maintains a predecessor plan, the Long-Term Stock Incentive Plan ("LTSIP"), which provides for grants of restricted stock, incentive and nonqualified stock options, and stock appreciation rights to key employees. The LTSIP currently authorizes issuance of up to 3.2 million shares of AGL Resources' common stock. In addition, AGL Resources sponsors the Non-Employee Directors Equity Compensation Plan ("Directors Plan") in which all non-employee directors participate. The Directors Plan provides for the issuance of restricted stock and nonqualified stock options. The Directors Plan currently authorizes the issuance of up to 200,000 shares of AGL Resources' common stock. Plan participants realize value from option grants, only to the extent that the fair market value of AGL Resources common stock on the date of exercise of the option exceeds the fair market value of the common stock on the date of grant. Information with respect to the LTIP is set forth in AGL Resources Registration Statement No. 333-86985, information with respect to the LTSIP is set forth in Atlanta Gas Light Registration Statement Nos. 33-50301 and 333-02353 and AGL Resources Registration Statement No. 333-86987; information with respect to the Directors Plan is set forth in AGL Resources Registration Statement No. 333-01519; each of which is incorporated herein by reference.

Incentive and nonqualified stock options are granted at the fair market value on the date of grant. The vesting of incentive options is subject to a statutory limitation of $100,000 per year under Section 422A of the Internal Revenue Code. Otherwise, nonqualified options generally become fully exercisable not earlier than six months after the date of grant and generally expire 10 years after that date.

Information about outstanding and exercisable options, as of September 30, 2000, follows:

-----------------------------------------------------------------------------------------------------------------
                                        Options Outstanding                            Options Exercisable
-----------------------------------------------------------------------------------------------------------------
  Range of Exercise       Number of      Weighted Average       Weighted          Number of          Weighted
      Prices              Options          Remaining            Average           Options           Average
                                        Contractual Life    Exercise Price                      Exercise Price
-----------------------------------------------------------------------------------------------------------------
$13.75 to $17.49             307,675            4.7              $16.35            242,930           $16.13
---------------------------------------------------------------------------------------------------------------
$17.50 to $19.99           1,793,668            7.5              $18.48            878,690           $18.76
---------------------------------------------------------------------------------------------------------------
$20.00 to $23.19           1,227,813            6.7              $20.55          1,129,735           $20.53
---------------------------------------------------------------------------------------------------------------
$13.75 to $23.19           3,329,156            6.9              $19.05          2,251,355           $19.36
-------------------------------------------------------------------------------------------------------------------

In June 1997 AGL Resources formed AGL Capital Trust, a Delaware business trust (the Trust), of which AGL Resources owns all of the common voting securities. The Trust issued and sold to certain initial investors $75 million principal amount of 8.17% Capital Securities (liquidation amount $1,000 per Capital Security), the proceeds of which were used to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, due June 1, 2037, from AGL Resources. The Capital Securities are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures on the stated maturity date of June 1, 2037, upon the earlier occurrence of certain events, or upon the optional prepayment by AGL Resources on or after June 1, 2007. AGL Resources has fully and unconditionally guaranteed all of the Trust's obligations with respect to the Capital Securities.

AGL Investments, Inc. holds a member interest in AGL Networks, LLC. AGL networks will install and lease, to third-party operators, coduit and fiber optic cable.

                       INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares of units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amount at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in Item 8.

-----------------------------------------------------------------------------------------------------------------------------------
Acquiring Company        Issuing Company       Type of Security       Shares or Units       Original Cost         Book Value
                                                                      held by the
                                                                      Acquiring Company
-----------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       Atlanta Gas Light     Common Stock, $5 Par          55,352,415         $440,397,775         $440,397,775
                         Company
---------------------------------------------------------------------------------------------------------------------------------
Atlanta Gas Light        AGL Rome Holdings,    Common Stock                         100         $        100         $        100
Company                  Inc.
---------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       Chattanooga Gas       Common Stock, no par              10,000         $ 35,289,456         $ 35,289,456
                         Company
---------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       AGL Energy            Common Stock                         100         $  3,575,706         $  3,575,706
                         Services, Inc.
---------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       Georgia Natural Gas   Common Stock, no par                 100         $     75,000         $     75,000
                         Company
---------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       AGL Investments,      Common Stock, $0.01                    1         $ 39,950,768         $ 39,950,768
                         Inc.                  Par
---------------------------------------------------------------------------------------------------------------------------------
AGL Investments, Inc.    AGL Consumer          Common Stock, $0.01                  100         $        100         $        100
                         Services, Inc.        Par
---------------------------------------------------------------------------------------------------------------------------------
AGL Investments, Inc.    Trustees              Common Stock, $1 Par                 500         $  2,204,556         $  2,204,556
                         Investments, Inc.
---------------------------------------------------------------------------------------------------------------------------------
AGL Investments, Inc.    Utilipro, Inc.        Series A Convertible             700,000         $    700,000         $  3,675,000
                                               Preferred Stock
---------------------------------------------------------------------------------------------------------------------------------
AGL Investments, Inc.    AGL Propane           Common Stock, no par                 100         $ 11,423,242         $ 11,423,242
                         Services, Inc.
---------------------------------------------------------------------------------------------------------------------------------
AGL Investments, Inc.    AGL Energy            Common Stock, no par                 100         $        100         $        100
                         Corporation
---------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       AGL Interstate        Common Stock                         100         $        100         $        100
                         Pipeline Company
---------------------------------------------------------------------------------------------------------------------------------
AGL Resources Inc.       AGL Peaking           Common Stock                         100         $  2,700,000         $  2,700,000
                         Services, Inc.
---------------------------------------------------------------------------------------------------------------------------------
AGL Investments, Inc.    AGL Netowrks, LLC     Member Interest                                  $  2,000,000         $  2,000,000
---------------------------------------------------------------------------------------------------------------------------------

                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investments of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning investment or an amount in excess of $25,000 (whichever amount is the lesser). Give the principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and the amount at which the same are carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in Item 8.

           Investor                          Investee                       Type                 Cost             Carrying Value
   Georgia Natural Gas Company       SouthStar Energy Services LLC     Limited Liability         $48.8 million    $48.8 million
                                                                       Corporation
   AGL Peaking Services, Inc.        Etowah LNG Company, LLC           Limited Liability         $ 3.3 million    $ 3.3 million
                                                                       Corporation
   AGL Propane Services, Inc.        U.S. Propane, L.P.                Limited Partnership       $20.7 million    $20.7 million

                       INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

     (a)  Debts owed to associate companies as of September 30, 2000:

              Debtor                           Creditor                 Amount Owed      Rate of       Date of
                                                                          (000's)        Interest     Maturity
     AGL Consumer Services, Inc.       AGL Resources Inc.                        97         n/a          n/a

     Utilipro, Inc.                    AGL Resources Inc.                     2,897          n/a          n/a

     AGL Peaking Services, Inc.        AGL Resources Inc.                       603          n/a          n/a

     AGL Investments, Inc.             AGL Resources Inc.                       183          n/a          n/a

     Georgia Natural Gas Company       AGL Resources Inc.                    53,621          n/a          n/a

     Atlanta Gas Light Company         AGL Resources Inc.                     4,579          n/a          n/a

     AGL Resources Inc.                Chattanooga Gas Company               47,401          n/a          n/a

     AGL Resources Inc.                Atlanta Gas Light Company            640,205          n/a          n/a


         AGL Consumer Services, Inc.       Atlanta Gas Light Company                4,026          n/a          n/a

         Trustees Investments, Inc.        Atlanta Gas Light Company                  983          n/a          n/a

         AGL Energy Services, Inc.         Atlanta Gas Light Company              175,064          n/a          n/a

         Georgia Natural Gas Company       Atlanta Gas Light Company                1,395          n/a          n/a

         AGL Resources Inc.                Chattanooga Gas Company                 16,477           n/a          n/a

         AGL Consumer Services, Inc.       Chattanooga Gas Company                    156          n/a          n/a

         AGL Energy Services, Inc.         Chattanooga Gas Company                  3,117          n/a          n/a

         Atlanta Gas Light Company         Chattanooga Gas Company                 45,876           n/a          n/a

         AGL Resources Inc.                AGL Energy Services, Inc.              164,000           n/a          n/a

         Georgia Natural Gas Company       AGL Energy Services, Inc.                    8           n/a          n/a

         AGL Resources Inc.                Georgia Natural Gas Company              6,497           n/a          n/a

         AGL Investments, Inc.             Georgia Natural Gas Company              1,094           n/a          n/a

         AGL Resources Inc.                AGL Investments, Inc.                   66,041           n/a          n/a

         Trustees Investments, Inc.        AGL Investments, Inc.                    1,242           n/a          n/a

         AGL Energy Corporation            AGL Investments, Inc.                        9           n/a          n/a

         AGL Propane Services, Inc         AGL Investments, Inc.                       13           n/a          n/a

         AGL Energy Services, Inc.         AGL Investments, Inc.                        1           n/a          n/a

         Atlanta Gas Light Company         AGL Investments, Inc.                   22,569           n/a          n/a

         Utilipro, Inc.                    AGL Investments, Inc.                   16,104        Prime+3       12/00

         AGL Investments, Inc.             Atlanta Gas Light Company                  314           n/a          n/a

         AGL Investments, Inc.             AGL Consumer Services, Inc.              3,934          n/a          n/a

         AGL Resources Inc.                Trustees Investments, Inc.                 309          n/a          n/a

         AGL Resources Inc.                AGL Propane Services, Inc                   52          n/a          n/a

         AGL Investments, Inc.             AGL Propane Services, Inc                    1          n/a          n/a

         AGL Investments, Inc.             AGL Networks, Inc.                       1,940          n/a          n/a

         Atlanta Gas Light Company         AGL Peaking Services, Inc.               1,378          n/a          n/a

         AGL Resources Inc.                AGL Capital Trust                          776          n/a          n/a


     (b)  Debts owed to others as of September 30, 2000:
          Debts owed to others has been omitted.


                               PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

                                                                                                                     Fiscal 2000
     Type                    Lessee                            Lessor                       Item Leased               Payments
------------------------------------------------------------------------------------------------------------------------------------
Operating       AGL Resources Inc.                Hewlett-Packard                   Computer Equipment                   2,245,326
Operating       AGL Resources Inc.                Axiom                             Computer Equipment                   2,154,156
Operating       AGL Resources Inc.                Icon/Gordon                       Office Equipment                       964,631

Operating       AGL Resources Inc.                Novare Biltmore Assoc., LLC       Office Space                           614,000
Operating       AGL Resources Inc.                Extreme Networks Credit Corp.     Network Equipment                      209,591
Operating       AGL Resources Inc.                Axiom                             Computer Equipment                      85,237
Operating       Atlanta Gas Light Company         Peachtree 400 Assoc., LTD         Office Space                         2,423,493
Operating       Atlanta Gas Light Company         BellSouth                         Telephone Equipment                  2,183,678
Operating       Atlanta Gas Light Company         AT&T                              Telephone Equipment                  1,031,305
Operating       Atlanta Gas Light Company         Lucent Technology Products        Telephone Equipment                    780,520
Operating       Atlanta Gas Light Company         Latex Construction Co.             Office Space                           291,750
Operating       Atlanta Gas Light Company         A.G. No.1, LLC                    Office Space                           253,672
Operating       Atlanta Gas Light Company         SSC Investments                   Office Space                           178,008
Operating       Atlanta Gas Light Company         Extreme Networks Credit Corp.     Telephone Equipment                    163,408
Operating       Atlanta Gas Light Company         Rudolph N. Graham, Jr. DDS        Office Space                           153,744
Operating       Atlanta Gas Light Company         Johnnie L. Clark                  Office Space                           115,000
Operating       Atlanta Gas Light Company         Evelyn S and Thomas W. Cox        Office Space                            72,797
Operating       Atlanta Gas Light Company         Selma M. Aspinwall                Office Space                            70,000
Operating       Atlanta Gas Light Company         Borders 7 Holt Investments, LLC   Office Space                            69,714
Operating       Utilipro, Inc.                    Rreef                             Office Space                           182,964
Operating       Utilipro, Inc.                    NSA Credit Corp.                  Data Center                            152,593
Operating       Utilipro, Inc.                    Mellon US Leasing                 Furniture                              146,064
Operating       Utilipro, Inc.                    Insignia/ESG                      Office Space                           112,897
Operating       Utilipro, Inc.                    Hewlett-Packard                   Computer Equipment                      86,368
Operating       Utilipro, Inc.                    Solarcom (Wells Fargo)            Data Center                             83,342
Operating       Utilipro, Inc.                    Insignia/ESG                      Office Space                            58,932
Capital         Utilipro, Inc.                    NSA Credit Corp.                  Data Center                            651,446
Capital         Utilipro, Inc.                    NSA Credit Corp.                  Data Center                            180,760
Capital         Utilipro, Inc.                    NSA Credit Corp.                  Data Center                            112,807
Capital         Utilipro, Inc.                    Neon                              Computer Software                       89,880
Capital         Utilipro, Inc.                    Lucent Technologies               Telephone Equipment                     81,226

                                SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

     Atlanta Gas Light sold $105.5 million in principal amount of its Medium-Term Notes, Series C, during the fiscal year ended September 30, 1997. Net proceeds from the sale were $105.5 million. The notes were issued under an Indenture dated December 1, 1989.

               AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14. (a) Summarize the terms of any existing agreement to which the registrant of any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distributions of securities of the registrant or of any subsidiary.

     Certain information regarding agreements with respect to future distribution of securities of AGL Resources and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.C and Item 1.E. of the AGL Resources U-1/A as amended October 5, 2000; information with respect to the AGL Resources Inc. Retirement Savings Plus Plan is set forth in Registration Statement Nos. 333-26961 and 333-86983; information with respect to the AGL Resources Inc. Nonqualified Savings Plan is set forth in Registration Statement Nos. 33-62155 and 333-26963; information with respect to the LTIP is set forth in AGL Resources Registration Statement No. 333-86985, information with respect to the LTSIP is set forth in Atlanta Gas Light Registration Statement Nos. 33-50301 and 333-02353 and AGL Resources Registration Statement No. 333-86987; information with respect to the Directors Plan is set forth in AGL Resources Registration Statement No. 333-01519.

     (b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate company thereof.

     The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.

                   TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) List the twenty largest holders in accordance with the table below:

     AGL Resouces shares can be held by certificate, through dividend reinvestment plans, through investment companies, and other street name and nominee accounts. Absent an unreasonable expenditure of time and money, AGL Resources has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, AGL Resources is only able to provide information as to shares registered with AGL Resources.

     The following table sets forth AGL Resources' twenty largest registered shareholders as of September 30, 2000:

               Title of Issue                                  Holder of Record                        Number of          Percent
                                                                                                     Shares Owned        of Class
AGL Resources Inc. Common Stock               American Century Investment Mgmt.                          3,088,800           5.7%
AGL Resources Inc. Common Stock               Gabelli Asset Management Company                           1,774,150           3.3%
AGL Resources Inc. Common Stock               Chase Asset Management                                     1,421,900           2.6%
AGL Resources Inc. Common Stock               Barclays Global Investors                                  1,264,020           2.3%
AGL Resources Inc. Common Stock               Putnam Investment Management, Inc.                           995,400           1.8%
AGL Resources Inc. Common Stock               Duff & Phelps Investment Mgmt. Co.                           926,000           1.7%
AGL Resources Inc. Common Stock               Vanguard Group, Inc.                                         739,862           1.4%

AGL Resources Inc. Common Stock               State Street Global Advisors                                 561,124           1.0%
AGL Resources Inc. Common Stock               Morgan Stanley Dean Witter Advisors, Inc.                    522,029           1.0%
AGL Resources Inc. Common Stock               MFS Investment Management                                    512,057           0.9%
AGL Resources Inc. Common Stock               Franklin Portfolio Associates L.L.C.                         491,400           0.9%
AGL Resources Inc. Common Stock               Loomis, Sayles & Company, L.P.                               461,700           0.9%
AGL Resources Inc. Common Stock               New York State Common Retirement System                      395,100           0.7%
AGL Resources Inc. Common Stock               Caxton Corporation                                           389,000           0.7%
AGL Resources Inc. Common Stock               Teacher Retirement System of Texas                           358,000           0.7%
AGL Resources Inc. Common Stock               College Retirement Equities Fund                             343,600           0.6%
AGL Resources Inc. Common Stock               Florida State Board of Administration                        325,675           0.6%
AGL Resources Inc. Common Stock               Pennsylvania Public School ERS                               321,842           0.6%
AGL Resources Inc. Common Stock               American General Investment Mgmt., L.P.                      304,055           0.6%
AGL Resources Inc. Common Stock               Mellon Bank (Private Asset Management)                       274,754           0.5%

     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.
          2,585 shareholders
          3,174,452 shares

     (c) Number of shareholders of record each holding less than 1,000 shares, and aggregate number of shares so held.
          12,211 shareholders
          54,852,698 shares

                       OFFICERS, DIRECTORS AND EMPLOYEES


16. (a). Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

     State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

     (b). Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

     (c). Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

     (d). Contracts. If any such director, trustee, or officer as aforesaid: (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or, (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or, (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

     (e). Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

     Information regarding the officers and directors of AGL Resources is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2001 Annual Meeting of Shareholders and AGL Resources Annual Report on Form 10-K for the fiscal year ended September 30, 2000, each of which is incorporated herein by reference. The banking relationships described in the Proxy Statement of AGL Resources are permitted by the Commission's Rule 70.

     By permission of the staff, certain information requested in Item 16(a). through (d). have been omitted. The following table provides required information regarding the officers and directors of each subsidiary company included in Item 4 (updated through December 29, 2000):

      -----------------------------------------------------------------------------------------------------------------------------
        Name of Company                            Name of Officer or Director             Position Held
      -----------------------------------------------------------------------------------------------------------------------------
        Atlanta Gas Light Company                  Melanie M. Platt                        Director
                                                   Clayton H. Preble                       Director
                                                   Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput                         Chairman (Principal Executive Officer)
                                                   Richard J. Duszynski                    Acting President and Chief Operating
                                                                                           Officer
                                                   Paul R. Shlanta                         Senior Vice President and General
                                                                                           Counsel
                                                   Donald P. Weinstein                     Senior Vice President and Chief
                                                                                           Financial Officer [and Assistant
                                                                                           Corporate Secretary] (Principal
                                                                                           Accounting and Financial Officer)
                                                   Isaac Blythers                          Vice President Operations
      -----------------------------------------------------------------------------------------------------------------------------


      -----------------------------------------------------------------------------------------------------------------------------
                                                   Mark D. Caudill                         Vice President and Corporate Secretary
                                                   Thomas L. Gleason                       Controller
                                                   Michael D. Hutchins                     Vice President Business Process
                                                                                           Innovation
                                                   Catherine Land-Waters                   Vice President Corporate Initiatives
                                                   William Peeples                         Vice President New Business and
                                                                                           Marketing
                                                   Victor H. Pena                          Vice President
                                                   Melanie M. Platt                        Vice President
                                                   James W. Scabareti                      Vice President Gas Services
                                                   Suzanne Sitherwood                      Vice President Engineering and
                                                                                           Construction
                                                   Elizabeth J. White                      Vice President and Controller
      -----------------------------------------------------------------------------------------------------------------------------
        AGL Rome Holdings, Inc.                    Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Paula G. Rosput                         President
                                                   Paul R. Shlanta                         Vice President
                                                   Donald P. Weinstein                     Treasurer
                                                   Mark D. Caudill                         Corporate Secretary
      -----------------------------------------------------------------------------------------------------------------------------
        Chattanooga Gas Company                    Melanie M. Platt                        Director
                                                   Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput                         President
                                                   Isaac Blythers                          Executive Vice President and General
                                                                                           Manager
                                                   Mark D. Caudill                         Vice President and Secretary
                                                   Thomas L. Gleason                       Treasurer
      -----------------------------------------------------------------------------------------------------------------------------
        AGL Energy Services, Inc.                  Melanie M. Platt                        Director
                                                   Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput                         President
                                                   James W. Scabareti                      Vice-President
                                                   Mark D. Caudill                         Corporate Secretary
      -----------------------------------------------------------------------------------------------------------------------------
        Georgia Natural Gas Company                Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput                         President
                                                   Mark D. Caudill                         Corporate Secretary
      -----------------------------------------------------------------------------------------------------------------------------
        SouthStar Energy Services LLC              Stephen J. Gunther                      President
      -----------------------------------------------------------------------------------------------------------------------------
        AGL Investments, Inc.                      Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
      -----------------------------------------------------------------------------------------------------------------------------

        ---------------------------------------------------------------------------------------------------------------------------
                                                   Paula G. Rosput                         President
                                                   Donald P. Weinstein                     Chief Financial Officer & Treasurer
                                                   Mark D. Caudill                         Vice President and Corporate Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Consumer Services, Inc.                Clayton H. Preble                       Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Clayton H. Preble                       President
                                                   Mark D. Caudill                         Corporate Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        Trustees Investments, Inc.                 Clayton H. Preble                       Director
                                                   Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput                         President
                                                   Mark D. Caudill                         Corporate Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        Utilipro, Inc.                             Mike Foley                              Director
                                                   Clayton H. Preble                       Director
                                                   Paula G. Rosput                         Director
                                                   Brian Gillespie                         Chief Executive Officer
                                                   Andrew Hopkins                          President
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Propane Services, Inc.                 Paul R. Shlanta                         Director
                                                   Gwen Martini                            Director
                                                   Joan L. Dobrzynski                      Director
                                                   Paul R. Shlanta                         President
                                                   Mark D. Caudill                         Vice President and Corporate Secretary
                                                   Gwen Martini                            Assistant Secretary and Treasurer
                                                   Linda S. Bubacz                         Assistant Treasurer
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Energy Corporation                     Paul R. Shlanta                         Director
                                                   Gwen Martini                            Director
                                                   Francis B. Jacobs, II                   Director
                                                   Paul R. Shlanta                         President
                                                   Mark D. Caudill                         Vice President and Corporate Secretary
                                                   Gwen Martini                            Assistant Secretary and Treasurer
                                                   Lisa M. Oakes                           Assistant Treasurer
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Networks, LLC                          Clayton H. Preble                       Director
                                                   Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Donald P. Weinstein                     President
                                                   Eric Martinez                           Vice President
                                                   Donald P. Weinstein                     Treasurer
                                                   Mark D. Caudill                         Secretary
        ---------------------------------------------------------------------------------------------------------------------------

        ---------------------------------------------------------------------------------------------------------------------------
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput, President              President
                                                   James W. Scabareti                      Vice President and Treasurer
                                                   Mark D. Caudill                         Vice President and Corporate Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Interstate Pipeline Company            Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput                         President
                                                   Mark D. Caudill                         Corporate Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Peaking Services, Inc.                 Paula G. Rosput                         Director
                                                   Paul R. Shlanta                         Director
                                                   Donald P. Weinstein                     Director
                                                   Paula G. Rosput                         President
                                                   Mark D. Caudill                         Corporate Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Services Company                       Paul R. Shlanta                         Director
                                                   Paul R. Shlanta                         President
                                                   Donald P. Weinstein                     Treasurer
                                                   Mark D. Caudill                         Corporate Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        AGL Capital Corporation                    Robert W. Grier                         Director
                                                   Gwen Martini                            Director
                                                   Paul R. Shlanta                         Director
                                                   Paul R. Shlanta                         President
                                                   Thomas L. Gleason                       Vice President
                                                   Gwen Martini                            Treasurer
                                                   Robert W. Grier                         Assistant Treasurer
                                                   Mark D. Caudill                         Secretary
                                                   David R. Hancock                        Assistant Secretary
        ---------------------------------------------------------------------------------------------------------------------------
        Virginia Natural Gas, Inc.                 Henry P. Linginfelter                   Director
                                                   Clayton H. Preble                       Director
                                                   Paula G. Rosput                         Director
                                                   Donald P. Weinstein                     Director
                                                   Henry P. Linginfelter                   President
                                                   Mark D. Caudill                         Secretary
                                                   Frank Corbett                           Vice President Operations and
                                                                                           Engineering
                                                   Thomas L. Gleason                       Treasurer
                                                   Donald P. Fickenscher                   Vice President, Chief Legal Officer
                                                                                           and Assistant Secretary
        ---------------------------------------------------------------------------------------------------------------------------

                   INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

     To the knowledge of AGL Resources, no such interests exist.

                   SERVICE, SALES AND CONSTRUCTION CONTRACTS

18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

     The Master Transition Services Agreement between AGL Resources Inc. and its Affiliates and AGL Services Company attached hereto as Exhibit H-1.

     The Transition Services Agreement between AGL Resources Inc. and Dominion Resources Inc. incorporated herein by reference to the Stock Purchase Agreement, Exhibit B-1 in the AGL Resources Form U-1/A as amended October 5, 2000.


                                  LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

     (2)  Proceedings involving any franchise claimed by any such company;

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company; and

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

     Information regarding litigation involving AGL Resources and its subsidiaries is incorporated by reference to Part I, Item 3, "Legal Proceedings," of AGL Resources' Annual Report on Form 10-K for the fiscal year ended September 30, 2000. The nature of the business of AGL Resources and its subsidiaries ordinarily results in periodic regulatory proceedings before various state and federal authorities and/or litigation incidental to the business. Information regarding such proceedings is incorporated by reference to the following sections Form 10-K for the fiscal year ended September 30, 2000: Part I, Item 1, "Business - State Regulatory Matters", "Business - Federal Regulatory Matters", "Business - Environmental Matters", and "Business -Significant Customers."

                                   EXHIBITS

     EXHIBIT A.  Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

                 A corporate chart of AGL Resources and its subsidiaries is provided as Exhibit A.

     EXHIBIT B.  With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its bylaws, rules, and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities, and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution, or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

                 Exhibit B omitted by permission of the staff.

     EXHIBIT C   (a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

                 (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

                 Exhibits C(a) and C(b) omitted by permission of the staff.

     EXHIBIT D.  A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

                 AGL Resources and its subsidiaries financial statements for the fiscal year ended September 30, 2000 are provided as Exhibits D-1 through D-3.

     EXHIBIT E.  For each public utility company and natural gas producing and pipeline property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

                 (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

                 (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

                         (a)  Generating plants -- kind and capacity;
                         (b) Transmission lines -- voltage, number of circuits, kind of supports, kind and size of conductors;
                         (c)  Transmission substations -- capacity;
                         (d)  Distribution substation -- capacity; and
                         (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises.

                 (3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas; and

               (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

                         (a) Generating plants -- kind and daily capacity;
                         (b) Holders -- kind and capacity;
                         (c) Compressor stations -- capacity in horsepower;
                         (d) Transmission pipe lines -- size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
                         (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises; and
                         (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

                Exhibits E(1) and E(2) are not applicable to AGL Resources. Exhibits E(3) and E(4) are provided as Exhibit E under Form SE.

     EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                AGL Resources Annual Report on Form 10-K for the fiscal year ended September 30, 2000 is provided as Exhibit F-1 under Form SE.

                AGL Resources Annual Report to Shareholders for the fiscal year ended September 30, 2000 is provided as Exhibit F-2 under Form SE.

     EXHIBIT G. Furnish a copy of each annual report that the registrant and each public utility subsidiary company thereof shall have filed with any State Commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                Atlanta Gas Light Company Annual Report on FERC Form 2 for the fiscal year ended September 30, 1999, as filed with the Georgia Public Service Commission, is provided as Exhibit G-1 under Form SE.

                Annual Report of Chattanooga Gas Company to the Tennessee Regulatory Authority for the fiscal year ended September 30, 1999, is provided as Exhibit G-2 under Form SE.

     EXHIBIT H. Typical forms of service, sales, or construction contracts described in answer to Item 18.

                Form of Master Transition Services Agreement between AGL Resources Inc. and its Affiliates and AGL Services Company is filed herewith as Exhibit H-1.

                Form of AGL Services Agreement between AGL Services Company and associate company is filed herewith as Exhibit H-2.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the city of Atlanta and State of Georgia, on the 8/th/ day of January, 2001.


                                      AGL Resources Inc.
                                      (Name of Registrant)

                                      /s/ Paul R. Shlanta
                                      _________________________________
                                      Paul R. Shlanta
                                      Senior Vice President and General Counsel

Attest:

/s/ Mark D. Caudill
_____________________________
Mark D. Caudill
Corporate Secretary

                               INDEX TO EXHIBITS

Exhibit A      Corporate chart of AGL Resources and its subsidiaries.

Exhibit D-1    Consolidating Statement of Income for AGL Resources Inc. and its
               subsidiaries for the fiscal year ended September 30, 2000.

Exhibit D-2    Consolidating Statement of Earnings Reinvested for AGL Resources
               Inc. and its subsidiaries for the fiscal year ended September 30, 2000.

Exhibit D-3    Consolidating Balance Sheet for AGL Resources Inc. and its
               subsidiaries as of September 30, 2000.

Exhibit E      Service area map for AGL Resources Inc. and its subsidiaries is filed concurrently under Form SE.

Exhibit F-1    AGL Resources Annual Report on Form 10-K for the fiscal year ended September 30, 2000 is filed concurrently under Form SE.

Exhibit F-2    AGL Resources Annual Report to Shareholders for the fiscal year ended September 30, 2000 is filed concurrently under Form SE.

Exhibit G-1    Atlanta Gas Light Company Annual Report on FERC Form 2 for the
               fiscal year ended September 30, 1999, as filed with the Georgia
               Public Service Commission, is filed concurrently under Form SE.

Exhibit G-2    Annual Report of Chattanooga Gas Company to the Tennessee
               Regulatory Authority for the fiscal year ended September 30, 1999, is filed concurrently under Form SE.

Exhibit H-1    Form of Master Transition Services Agreement between AGL
               Resources Inc. and its Affiliates and AGL Services Company.

Exhibit H-2    Form of AGL Services Agreement between AGL Services Company and associate company.